Filed pursuant to Rule 424(b)(3)

SEC File Nos. 333-106346

333-115586

The information in this preliminary prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission relating to these securities is effective. We will deliver a final prospectus supplement and prospectus to purchasers of these securities. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell these securities and neither is an offer to buy securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 18, 2004

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 7, 2003)

19,500,000 Shares

Common Stock

This is an offering by XTO Energy Inc. of its common stock which is listed on the New York Stock Exchange under the symbol “XTO.” On May 14, 2004, the last sale price of the shares as reported on the New York Stock Exchange was $26.61 per share.

Investing in our common stock involves risks. “ Risk Factors” begin on page S-10 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to XTO Energy (before expenses)	$	$

The underwriters have an option to purchase up to an additional 2,925,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

Joint Book-Running Managers

LEHMAN BROTHERS	MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

DEUTSCHE BANK SECURITIES

JPMORGAN

UBS INVESTMENT BANK

A.G. EDWARDS

FRIEDMAN BILLINGS RAMSEY

HIBERNIA SOUTHCOAST CAPITAL

KEYBANC CAPITAL MARKETS

MORGAN KEEGAN & COMPANY, INC.

PETRIE PARKMAN & CO.

RAYMOND JAMES

RBC CAPITAL MARKETS

SIMMONS & COMPANY INTERNATIONAL

                    , 2004

TABLES OF CONTENTS

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future we were to sell debt securities, preferred stock, common stock or warrants. Accordingly, the accompanying prospectus contains data which do not apply to this offering.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public through the internet at the SEC’s website at http://www.sec.gov and at our website at http://www.xtoenergy.com. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement and the accompanying prospectus, which constitute a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omit certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information about us. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus supplement concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of that document filed as an exhibit to the registration statement.

The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus supplement and the accompanying prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus supplement and the accompanying prospectus (excluding information furnished under Items 9 and 12 of Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

•	Current Reports on Form 8-K filed on January 8, 2004 (report dated January 8, 2004); January 14, 2004 (report dated January 14, 2004); January 16, 2004 (report dated January 16, 2004); February 2, 2004 (report dated January 30, 2004); February 24, 2004 (report dated February 19, 2004); April 21, 2004 (report dated April 19, 2004); May 6, 2004 (report dated May 3, 2004); and May 17, 2004 (report dated May 17, 2004);

•	The description of our common stock contained in Form 8-A dated April 8, 1993, as amended by Amendment No. 1 dated September 18, 1996 (filed under our previous name Cross Timbers Oil Company); and

•	All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement but before the end of the offering of the securities made by this prospectus supplement.

As a recipient of this prospectus supplement, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

ii

FORWARD-LOOKING STATEMENTS

Some statements made by us in this prospectus supplement and incorporated by reference from documents filed with the SEC are “forward-looking statements.” These prospective statements include projections related to:

•	production and cash flows;

•	number and location of planned wells;

•	completion of property acquisitions;

•	sources of funds necessary to conduct operations and complete acquisitions;

•	acquisition, development and exploration budgets;

•	development costs;

•	anticipated dividend payments;

•	anticipated oil and natural gas price changes;

•	our hedging activities; and

•	establishing and selling interests in royalty trusts and publicly traded partnerships.

In determining these projections, we make numerous assumptions, including assumptions relating to:

•	the quality of our properties and underlying reserves;

•	our ability to replace reserves;

•	our oil and natural gas production and development expenditures;

•	our potential for growth;

•	the demand for oil and natural gas;

•	our sources of liquidity and bank credit availability;

•	the impact of production imbalances on liquidity;

•	drilling and operating risks;

•	the availability of tubular materials;

•	losses possible from pending or future litigation;

•	the likelihood of regulatory approval of our operations;

•	the impact of regulatory compliance;

•	the impact of losing an oil or natural gas purchaser; and

•	the impact of new rules promulgated by the Federal Energy Regulatory Commission.

Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus supplement or as of the date of the report or document in which they are contained, and we undertake no obligation to update that information. We urge you to carefully review and consider the disclosures made in this prospectus supplement, including the material in “Risk Factors” and our reports filed with the SEC and incorporated by reference herein that advise you of risks and factors that may affect our business.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It is not complete and may not contain all the information that you consider important. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents to which we have referred you in their entirety. References to “we,” “our” or “us” refer to XTO Energy Inc. and its subsidiaries. Estimates of our proved oil and natural gas reserves at December 31, 2003, included or incorporated by reference in this prospectus supplement are based on reports of Miller and Lents, Ltd., an independent engineering firm. You will find definitions for oil and natural gas industry terms used throughout this prospectus supplement in “Glossary of Certain Oil and Natural Gas Terms.” Unless we state otherwise, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option.

XTO Energy Inc.

XTO Energy Inc. is a leading independent energy company engaged in the acquisition, development, exploitation and exploration of producing oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. We have consistently increased proved reserves, production and cash flow since our inception in 1986, and believe we are one of the most efficient domestic onshore operators in the industry. We have grown primarily through acquisitions of producing properties, followed by aggressive development and exploration activities and strategic acquisitions of additional interests in or near these properties. Our proved reserves are principally located in relatively long-lived fields with well-established production histories geographically diversified in several key producing basins in Texas, New Mexico, Arkansas, Oklahoma, Kansas, Colorado, Wyoming, Alaska and Louisiana.

Pending Acquisition

On May 14, 2004, we entered into a definitive agreement with ChevronTexaco Corporation to purchase natural gas and oil properties for $1.1 billion. The acquisition is scheduled to close by August 6, 2004, with an effective date of January 1, 2004. The purchase price will be reduced by estimated net revenue between the effective date and the closing date. As a result of this and other adjustments, the closing price is expected to be approximately $970 million. The final closing price may be further adjusted by preferential purchase elections and other typical post-closing adjustments.

The acquisition will expand our existing operations in East Texas, the Permian Basin and Oklahoma and provide new operations in South Texas and Utah. Our internal engineers estimate these properties have proved reserves of 786 Bcfe, of which approximately 52% are natural gas and 88% are proved developed. Approximately 51% of production is attributable to natural gas, and we expect the acquisition will initially add daily net production of approximately 88 MMcf of natural gas and 14,000 Bbls of oil. We will operate 67% of the value of these properties.

The closing of the acquisition is subject to customary closing conditions and to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. There is no assurance that this acquisition will be completed or that our estimates of proved reserves and production for the pending acquisition will be correct. This offering of common stock will not be conditioned on the closing of the property acquisition.

Recent Acquisitions and Other Developments

In two separate transactions in April 2004 with ExxonMobil Corporation, we acquired primarily oil producing properties located in the Permian Basin of West Texas and in the Powder River Basin of Wyoming for an adjusted purchase price of $331 million to $336 million, subject to typical post-closing adjustments as well as adjustments relating to property performance over the following year. Our internal engineers estimate these properties have proved reserves of 38 million BOE, 82% of which are proved developed. Potential future development of Powder River Basin coal bed methane reserves is subject to a retained overriding royalty interest of 6.25%. We expect these properties will initially add about 6,600 BOE in daily production. We operate more than 80% of the value of these properties.

From February through April 2004, we purchased $223.1 million of producing properties located primarily in the Barnett Shale of North Texas and the Arkoma Basin of Arkansas. We completed the purchase of $78.7 million of these properties in the first quarter of 2004. In April, we closed the acquisition of the remaining $144.4 million of properties, of which $12 million was paid in February. Our internal engineers estimate these properties have proved reserves of 175 Bcfe, of which approximately 51% are proved developed reserves. Approximately 99% of production is attributable to natural gas, and we expect development activities will initially add 28 MMcfe to daily production. We operate more than 88% of the value of these properties.

As a result of the recent and pending acquisitions, we have increased our development and exploration budget to $600 million. The development budget of $340 million for East Texas and Louisiana, $100 million for the San Juan, Raton and Arkoma basins combined, a total of $35 million for development in Alaska, the Permian Basin and for Hugoton Royalty Trust properties, as well as $25 million budgeted for exploration, are unchanged from our original budget. The budget has increased for year-to-date acquisitions to include $30 million for work in the Barnett Shale, $15 million for activities on the ExxonMobil properties, $15 million for development activity on the ChevronTexaco properties, $10 million for compression and other facilities and $30 million for projected price increases primarily related to steel prices. Development expenditures will focus on continued exploitation of drilling and workover opportunities. Our development budget provides for drilling 491 (386 net) wells and performing approximately 375 (270 net) workovers and recompletions in 2004.

On May 10, 2004, we entered into a second bank revolving credit facility that permits us to borrow up to an additional $100 million on the same terms and conditions provided in our original bank revolving credit facility. The new facility will terminate on November 10, 2004. Prior to that date, we intend to increase the availability under our original bank revolving credit facility from $800 million to $1 billion and retire the second facility.

Operating Activities

We have concentrated our efforts on achieving substantial production growth. As a result of our recent and pending acquisitions, we have already purchased or announced plans to purchase $1.77 billion in producing properties during 2004. These acquisitions, in conjunction with our revised development budget, are expected to increase our total 2004 production 28-30% over 2003.

We plan to fund our 2004 acquisition and development activities from cash flow from operations, our bank revolving credit facilities and offerings of equity and debt securities. We may reevaluate our budget and drilling programs based upon available capital, significant changes in oil and natural gas prices, costs of materials, drilling results and future acquisitions. Our ability to achieve these production goals will depend on the success of these planned drilling programs or, if property acquisitions are made in place of a portion of the drilling program, the success of those acquisitions.

To help ensure sufficient cash flow to fund our operations and development program, we use commodity price hedging contracts. As of May 17, 2004, we have hedged a portion of our remaining 2004 and 2005 natural gas production. During 2004 we hedged 380 MMcf per day in May and June and 400 MMcf per day for the remainder of 2004 at an average NYMEX price of $4.77 per Mcf. During 2005, we hedged 100 MMcf per day at $5.21 per Mcf. Prices realized for hedged production will be less than these NYMEX prices because of location, quality and other adjustments.

Our estimated proved reserves at December 31, 2003 were 4.185 Tcfe, consisting of 3.644 Tcf of natural gas, 34.7 million Bbls of natural gas liquids and 55.4 million Bbls of oil, based on December 31, 2003 prices of $5.71 per Mcf for natural gas, $23.17 per Bbl for natural gas liquids and $30.55 per Bbl for oil. Approximately 74% of December 31, 2003 proved reserves, computed on a Mcfe basis, were proved developed reserves. Proved reserves increased during 2003 primarily due to acquisitions and development and exploitation activities, partially offset by production. During 2003, our average daily production was 668,436 Mcf of natural gas, 6,463 Bbls of natural gas liquids and 12,943 Bbls of oil.

During the first quarter of 2004, average daily production was 771,442 Mcf of natural gas, 6,766 Bbls of natural gas liquids and 13,470 Bbls of oil, which represented a 5% increase in production on an Mcfe basis over the fourth quarter of 2003.

We operate gas gathering systems in many of our natural gas-producing regions. We also operate gas processing plants in the Hugoton Field and the Cotton Valley Field of Louisiana. We conduct gas gathering, processing and treating operations only in areas where we have production and believe these operations add value to our natural gas production and sales operation.

Business Strategy

The primary components of our business strategy are:

•	acquiring long-lived, operated oil and natural gas properties, including undeveloped leases;

•	increasing production and reserves through aggressive management of operations and through development, exploitation and exploration activities;

•	hedging a portion of our production to stabilize cash flow and protect the return on development projects; and

•	retaining management and technical staff that have substantial experience in our core areas.

Acquiring Long-Lived, Operated Properties.    We seek to acquire long-lived, operated producing properties that:

•	contain complex multiple-producing horizons with the potential for increases in reserves and production;

•	produce from non-conventional sources, including tight natural gas reservoirs, coal bed methane and natural gas-producing shale formations;

•	are in core operating areas or in areas with similar geologic and reservoir characteristics; and

•	present opportunities to reduce expenses per Mcfe through more efficient operations.

We believe that the properties we acquire provide opportunities to increase production and reserves through the implementation of mechanical and operational improvements, workovers, behind-pipe completions, secondary recovery operations, new development wells and other development activities. We also seek to acquire facilities related to gathering, processing, marketing and transporting oil and natural gas in areas where we own reserves. These facilities can enhance profitability, reduce costs, and provide marketing flexibility and access to additional markets. The ability to successfully purchase properties is affected by, among other things, competition for such purchases and the availability of financing to supplement internally generated cash flow.

We also seek to acquire undeveloped properties that potentially have the same attributes as targeted producing properties.

Increasing Production and Reserves.    A principal component of our strategy is to increase production and reserves through aggressive management of operations and low-risk development. We believe that our principal properties possess geologic and reservoir characteristics that make them well suited for production increases through drilling and other development programs. We have generated an inventory of approximately 2,700 potential drilling locations before consideration of our 2004 acquisitions. We also review operations and mechanical data on operated properties to determine if actions can be taken to reduce operating costs or increase production. These actions include installing, repairing and upgrading lifting equipment, redesigning downhole equipment to improve production from different zones, modifying gathering and other surface facilities and conducting restimulations and recompletions. We may also initiate, upgrade or revise existing secondary recovery operations.

Exploration Activities.    During 2004, we plan to focus our exploration activities on projects that are near currently owned productive fields. We believe that we can prudently and successfully add growth potential through exploratory activities given improved technology, our experienced technical staff and our expanded base of operations. We have allocated approximately $25 million of our $600 million revised 2004 drilling and development budget for exploration activities.

Hedging Activities.    We enter into futures contracts, collars and basis swap agreements, and fixed price physical delivery contracts. We routinely hedge a portion of our production at commodity prices management deems attractive. While there is a risk we may not be able to realize the benefit of rising prices, management plans to continue its hedging strategy because of the benefits provided by predictable, stable cash flow, including:

•	the ability to more efficiently plan and execute our development program, which facilitates predictable production growth;

•	the ability to enter long-term arrangements with drilling contractors, allowing us to continue development projects when product prices decline;

•	more consistent returns on investment; and

•	better utilization of our personnel.

Experienced Management and Technical Staff.    Most of our senior management and technical staff have worked together for more than 20 years and have substantial experience in our core operating areas. Bob R. Simpson and Steffen E. Palko, co-founders of XTO Energy, were previously executive officers of Southland Royalty Company, one of the largest U.S. independent oil and gas producers prior to its acquisition by Burlington Northern, Inc. in 1985.

Other Strategies.    We may also acquire working interests in producing properties that we will not operate if such interests otherwise meet our acquisition criteria. We attempt to acquire nonoperated interests in fields where the operators have a significant interest to protect, including potential undeveloped reserves that will be exploited by the operator. We may acquire nonoperated interests in order to ultimately accumulate sufficient ownership interests to operate the properties.

We also attempt to acquire a portion of our reserves as royalty interests. Royalty interests have few operational liabilities because they do not participate in operating activities and do not bear production or development costs.

Royalty Trusts and Publicly Traded Partnerships.    We have created and sold units in publicly traded royalty trusts. Sales of royalty trust units allow us to more efficiently capitalize our mature, lower growth properties. We may create and distribute or sell interests in additional royalty trusts or publicly traded partnerships in the future.

Challenges to Implementing Our Strategy.    We face a number of challenges in implementing our strategy and achieving our goals. Our primary challenge is acquiring quality producing properties for attractive rates of return, especially in a changing commodity price environment. In addition, we face strong competition for acquisitions, capital and employees from major oil companies and independents. Other risks that we face are described in “Risk Factors” beginning on page S-10.

Summary of Property Base

We focus our acquisition and development activities in several prolific basins in the United States. Our proved reserves are principally located in fields with relatively long producing lives and well-established production histories concentrated in the:

•	East Texas Basin and northern Louisiana;

•	San Juan and Raton basins of northern New Mexico and southern Colorado;

•	Arkoma Basin of Arkansas and Oklahoma;

•	Hugoton Field of Oklahoma and Kansas;

•	Anadarko Basin of Oklahoma;

•	Green River Basin and Powder River Basin of Wyoming;

•	Permian Basin of West Texas and southeastern New Mexico;

•	Barnett Shale of North Texas; and

•	Middle Ground Shoal Field of Alaska’s Cook Inlet.

We have achieved substantial growth in proved reserves and production revenues during the past five years. The following table shows our proved reserves and average daily production for each year from 1999 through 2003.

	Year Ended December 31
	1999	2000	2001	2002	2003
Proved reserves:
(in thousands)
Natural gas (Mcf)	1,545,623	1,769,683	2,235,478	2,881,181	3,644,239
Natural gas liquids (Bbls)	17,902	22,012	20,299	25,433	34,678
Oil (Bbls)	61,603	58,445	54,049	56,349	55,431
Mcfe	2,022,653	2,252,425	2,681,566	3,371,873	4,184,893

Average daily production:
Natural gas (Mcf)	288,000	343,871	416,927	513,925	668,436
Natural gas liquids (Bbls)	3,631	4,430	4,385	5,068	6,463
Oil (Bbls)	14,006	12,941	13,637	13,033	12,943
Mcfe	393,826	448,098	525,062	622,532	784,877

Headquarters

XTO Energy is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Fort Worth, Texas, 76102, and our telephone number is (817) 885-2800.

The Offering

Common Stock Offered	19,500,000 shares (1)

Common stock outstanding after the offering	254,454,660 shares (1)(2)

Use of proceeds

The net proceeds from this offering will be used to finance a portion of our recent and pending property acquisitions through the repayment of borrowings under our bank revolving credit facility. See “Use of Proceeds” on page S-18.

NYSE Symbol	XTO

(1)	Excludes shares that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock offered will be 22,425,000 and the total number of outstanding shares of our common stock will be 257,379,660. We had 234,954,660 shares of our common stock outstanding at May 14, 2004.

(2)	Excludes 5,281,817 shares potentially issuable under stock options at a weighted average exercise price of $15.33 per share.

Risk Factors

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of risks relating to an investment in our common stock.

Summary Historical Financial and Operating Data

The following table shows summary financial and operating data for each of the three years in the period ended December 31, 2003, and for the three months ended March 31, 2003 and 2004. Significant producing property acquisitions in 2001, 2002 and 2003 affect the comparability of year-to-year financial and operating data. All weighted average shares and per share data have been adjusted for the three-for-two stock split effected June 5, 2001, the four-for-three stock split effected March 18, 2003 and the five-for-four stock split effected March 17, 2004. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our annual report on Form 10-K and in our quarterly report on Form 10-Q.

	Year Ended December 31						Three Months Ended March 31
	2001		2002		2003		2003		2004
	(in thousands except per share data)
Financial Data:

Consolidated Income Statement Data
Revenues:
Gas and natural gas liquids	$710,348		$681,147		$1,040,370		$214,170		$350,132
Oil and condensate	116,939		115,324		135,058		35,464		40,916
Gas gathering, processing and marketing	12,832		11,622		12,982		3,850		3,874
Other	(1,371)		2,070		1,145		—		(158)

Total Revenues	$838,748		$810,163		$1,189,555		$253,484		$394,764

Earnings available to common stock	$248,816	(a)	$186,059	(b)	$288,279	(c)	$66,230	(d)	$94,136 (e)

Per common share
Basic	$1.22	(f)	$0.89		$1.28	(g)	$0.31	(h)	$0.40

Diluted	$1.20	(f)	$0.88		$1.27	(g)	$0.31	(h)	$0.40

Weighted average common shares outstanding	204,176		208,375		224,749		211,697		234,545

Cash dividends declared per common share	$0.022		$0.024		$0.032	(i)	$0.008		$0.010

Consolidated Statement of Cash Flows Data
Cash provided (used) by:
Operating activities	$542,615		$490,842		$794,181		$117,515		$261,544
Investing activities	$(610,923)		$(736,817)		$(1,135,234)		$(132,877)		$(435,268)
Financing activities	$67,680		$254,119		$333,094		$14,843		$186,160

Consolidated Balance Sheet Data
Property and equipment, net	$1,841,387		$2,370,965		$3,312,067		$2,529,826		$3,746,018
Total assets	$2,132,327		$2,648,193		$3,611,134		$2,926,569		$4,088,432
Long-term debt	$856,000		$1,118,170		$1,252,000		$1,133,170		$1,460,765
Stockholders’ equity	$821,050		$907,786		$1,465,642		$946,980		$1,546,916

(a)	Includes pre-tax effects of a derivative fair value gain of $54.4 million and predominantly non-cash incentive compensation of $9.6 million, and an after-tax charge of $44.6 million for the cumulative effect of accounting change.
(b)	Includes pre-tax effects of a derivative fair value gain of $2.6 million, gain on settlement with Enron Corporation of $2.1 million, non-cash incentive compensation of $27 million and an $8.5 million loss on extinguishment of debt.
(c)	Includes pre-tax effects of a derivative fair value loss of $10.2 million, non-cash contingency gain of $1.7 million, non-cash incentive compensation of $53.1 million, a $9.6 million loss on extinguishment of debt, a $16.2 million non-cash gain on the distribution of Cross Timbers Royalty Trust units, and a $1.8 million after-tax gain on adoption of the new accounting standard for asset retirement obligations.
(d)	Includes pre-tax effects of a derivative fair value loss of $2.9 million, non-cash incentive compensation of $300,000, and an after-tax gain of $1.8 million on adoption of the new accounting standard for asset retirement obligations.
(e)	Includes pre-tax effects of a derivative fair value loss of $6.4 million and non-cash incentive compensation of $33.2 million.
(f)	Before cumulative effect of accounting change, earnings per share were $1.44 basic and $1.41 diluted.

Footnotes continued

(g)	Before cumulative effect of accounting change, earnings per share were $1.27 basic and $1.26 diluted.
(h)	Before cumulative effect of accounting change, earnings per share were $0.30 basic and $0.30 diluted.
(i)	Excludes the September 2003 distribution as a dividend to our stockholders of all our Cross Timbers Royalty Trust units with a market value of approximately $0.12 per common share.

	Year Ended December 31			Three Months Ended March 31
	2001	2002	2003	2003	2004
	(in thousands except production, per unit data and ratios)
Operating and Other Data:

Operating Data
Average daily production:
Gas (Mcf)	416,927	513,925	668,436	591,405	771,442
Natural gas liquids (Bbls)	4,385	5,068	6,463	5,182	6,766
Oil (per Bbl)	13,637	13,033	12,943	13,394	13,470
Mcfe	525,062	622,532	784,877	702,857	892,858
Average sales price:
Gas (per Mcf)	$4.51	$3.49	$4.07	$3.82	$4.79
Natural gas liquids (per Bbl)	$15.41	$14.31	$19.99	$23.39	$22.23
Oil (per Bbl)	$23.49	$24.24	$28.59	$29.42	$33.38
Production expense (per Mcfe)	$0.57	$0.57	$0.58	$0.58	$0.61
Taxes transportation and other expense (per Mcfe)	$0.33	$0.25	$0.37	$0.37	$0.45
Proved reserves:
Gas (Mcf)	2,235,478	2,881,181	3,644,239
Natural gas liquids (Bbls)	20,299	25,433	34,678
Oil (Bbls)	54,049	56,349	55,431
Mcfe	2,681,566	3,371,873	4,184,893

Other Data
Ratio of earnings to fixed charges (a)	7.7x	5.6x	6.9x	6.9x	7.6x
EBITDA (b)	$597,397	$545,249	$795,574	$178,049	$251,024

(a)	For purposes of calculating this ratio, earnings are before income tax and fixed charges. Fixed charges include interest costs and the portion of rentals considered to be representative of the interest factor.
(b)	Defined as net income before interest expense, income taxes and depletion, depreciation and amortization. EBITDA is calculated as follows:

	Year Ended December 31			Three Months Ended March 31
	2001	2002	2003	2003	2004
	(in thousands)
Net income	$248,816	$186,059	$288,279	$66,230	$94,136

Income tax:
As disclosed in consolidated income statement	161,952	100,690	158,009	34,705	55,250
Related to cumulative effect of accounting change	(24,010)	—	958	958	—

	137,942	100,690	158,967	35,663	55,250

Interest expense:
Net of interest income as disclosed in consolidated income statement	55,601	53,555	63,769	15,017	19,637
Interest income	716	836	553	126	97

	56,317	54,391	64,322	15,143	19,734

Depreciation, depletion and amortization	154,322	204,109	284,006	61,013	81,904

EBITDA	$597,397	$545,249	$795,574	$178,049	$251,024

Management believes that EBITDA is useful as a supplemental financial measurement to evaluate our business and that trends in EBITDA may be interpreted in a similar manner to trends in cash flows and liquidity. We believe that it provides additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA is not a measure of

Footnotes continued

financial performance under accounting principles generally accepted in the United States. Accordingly, it should not be considered as a substitute for net income, operating income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with accounting principles generally accepted in the United States. When evaluating EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in EBITDA, (2) whether EBITDA has remained at positive levels historically and (3) how EBITDA compares to levels of interest expense. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies. While we believe that EBITDA may provide additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to utilize our available funds for other purposes. EBITDA is reconciled to cash provided by operating activities as follows:

	Year Ended December 31			Three Months Ended March 31
	2001	2002	2003	2003	2004
	(in thousands)
EBITDA	$597,397	$545,249	$795,574	$178,049	$251,024
Cash items excluded from EBITDA:
Current income tax	(847)	(322)	(294)	(4,645)	(6,757)
Interest expense	(56,317)	(54,391)	(64,322)	(15,143)	(19,734)
Non-cash components of net income:
Accretion of discount in asset retirement obligation	—	—	5,330	1,225	1,606
Non-cash incentive compensation	9,246	26,990	53,123	263	33,224
Non-cash derivative (gain) loss	(69,147)	6,890	10,771	1,099	5,386
Cumulative effect of accounting change before tax	68,599	—	(2,736)	(2,736)	—
Loss on extinguishment of debt	—	8,528	9,601	—	—
Enron settlement—non-cash gain and revenue	—	(16,142)	—	—	—
Gain on distribution of royalty trust units	—	—	(16,216)	—	—
Other non-cash items	(4,802)	(3,084)	(386)	9,619	(1,006)
Changes in operating assets and liabilities	(1,514)	(22,876)	3,736	(50,216)	(2,199)

Cash provided by operating activities	$542,615	$490,842	$794,181	$117,515	$261,544

RISK FACTORS

Our material risks are described below. In addition to the other information set forth elsewhere in this prospectus supplement, the prospectus or the documents incorporated by reference, the following factors relating to XTO Energy should be considered carefully in deciding whether to purchase any common stock.

Risks Related to Our Business

Oil and natural gas prices fluctuate due to a number of uncontrollable factors, and any decline will adversely affect our financial condition.

Our results of operations depend upon the prices we receive for our oil and natural gas. We sell most of our oil and natural gas at current market prices rather than through fixed-price contracts. Historically, the markets for oil and natural gas have been volatile and are likely to remain volatile in the future. The prices we receive depend upon factors beyond our control, which include:

•	political instability or armed conflict in oil-producing regions, such as current conditions in the Middle East, Nigeria and Venezuela;

•	weather conditions;

•	the supply and price of domestic and foreign oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels;

•	the level of consumer demand;

•	worldwide economic conditions;

•	the price and availability of alternative fuels;

•	domestic and foreign governmental regulations and taxes;

•	the proximity to and capacity of transportation facilities; and

•	the effect of worldwide energy conservation measures.

Government regulations, such as regulations of natural gas transportation and price controls, can affect product prices in the long term. These external factors and the volatile nature of the energy markets make it difficult to reliably estimate future prices of oil and natural gas.

Any decline in oil and natural gas prices adversely affects our financial condition. If the oil and gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned capital expenditures.

Our use of hedging arrangements could result in financial losses or reduce our income.

To reduce our exposure to fluctuations in the prices of oil and natural gas, we have entered into and expect in the future to enter into hedging arrangements for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counterparty to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

We have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We make, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of our oil and natural gas reserves. We intend to finance our capital expenditures primarily through cash flow from operations, bank borrowings and public equity and debt offerings. Lower oil and natural gas prices, however, reduce cash flow and the amount of credit available under our bank revolving credit facilities. Costs of exploration and development were $390.9 million in 2001, $356.3 million in 2002 and $462.1 million in 2003. During the first four months of 2004, we have spent approximately $800 million on acquisitions, and we expect to spend an additional $970 million on the pending acquisition. Our exploration and development budget for 2004 is currently $600 million. Future acquisitions could substantially affect this amount.

We believe that, after debt service, we will have sufficient cash from operating activities to finance our exploration and development expenses through 2004. If revenues decrease, however, and we are unable to obtain additional debt or equity financing, we may lack the capital necessary to replace our reserves or to maintain production at current levels.

We have substantial indebtedness and may incur substantially more debt. Any failure to meet our debt obligations would adversely affect our business and financial condition.

We have incurred substantial debt amounting to $2.05 billion as of May 14, 2004. As a result of our indebtedness we will need to use a portion of our cash flow to pay principal and interest, which will reduce the amount we will have to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate. Our bank revolving credit indebtedness is at a variable interest rate, and so a rise in interest rates will generate greater interest expense to the extent we do not have applicable interest rate protection hedges. The amount of our debt may also cause us to be more vulnerable to economic downturns and adverse developments in our business.

Together with our subsidiaries, we may incur substantially more debt in the future. The indentures governing our outstanding senior notes do not contain restrictions on our incurrence of additional indebtedness. After application of the net proceeds from this offering to pay down part of our bank debt, we expect to have approximately $600 million of borrowing capacity available under our bank revolving credit facilities, subject to specific requirements, including compliance with financial covenants. We intend to increase availability under our revolving credit facilities from $900 million to $1 billion, but the banks are under no obligation to do so. To complete our pending acquisition, which is scheduled to close on or before August 6, 2004, we expect to borrow substantially all remaining amounts available under our bank revolving credit facilities. We may also issue additional senior notes. To the extent new debt is added to our current debt levels, the risks resulting from indebtedness could substantially increase.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell additional shares of common stock on terms that we do not find attractive if it can be done at all. Further, our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under the indebtedness, which could adversely affect our business, financial condition and results of operations.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we have.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The failure to replace our reserves could adversely affect our financial condition.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when reserves are produced, unless we continue to conduct successful exploitation or development activities or acquire properties containing proved reserves, or both. We may not be able to economically find, develop or acquire additional reserves. Furthermore, while our revenues may increase if oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions could cause the quantities and net present value of our reserves to be overstated.

Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of our reserves to be overstated.

To prepare estimates of economically recoverable oil and natural gas reserves and future net cash flows, we analyze many variable factors, such as historical production from the area compared with production rates from other producing areas. We also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also involves economic assumptions relating to commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs. Actual results most likely will vary from our estimates. Any significant variance could reduce the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus supplement.

You should not assume that the present value of future net cash flows from our proved reserves referred to or incorporated by reference in this prospectus supplement is the current market value of our estimated oil and natural gas reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual current and future prices and costs may differ materially from those used in the earlier net present value estimate, and as a result, net present value estimates using current prices and costs may be significantly less than the earlier estimate which is provided in this prospectus supplement.

Our reserve estimates for our recent acquisitions have not been reviewed by independent petroleum engineers.

Our estimates of proved reserves attributed to our acquisitions since December 31, 2003, as well as the pending acquisition discussed in this prospectus supplement, have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria in compliance with SEC rules. Furthermore, our internal reserve estimates for our acquisitions in 2004 and the pending acquisitions are based upon data made available to us by the sellers, which may not be as complete as data available on our owned properties. In addition, oil and natural gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different from our internal estimates.

Property acquisitions are a component of our growth strategy, and our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

Our business strategy has emphasized growth through strategic acquisitions, but we may not be able to continue to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of producing properties, and we expect acquisitions will continue to contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, exploration potential, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not allow us to become sufficiently familiar with the properties, and we do not always discover structural, subsurface and environmental problems that may exist or arise. Our review prior to signing a definitive purchase agreement may be even more limited.

We generally are not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities, on acquisitions. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. If material breaches are discovered by us prior to closing, we could require adjustments to the purchase price or if the claims are significant, we or the seller may have a right to terminate the agreement. We could also fail to discover breaches or defects prior to closing and incur significant unknown liabilities, including environmental liabilities, or experience losses due to title defects, in our pending acquisitions for which we have limited or no contractual remedies or insurance coverage.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, and costs of increased scope, geographic diversity and complexity of our operations.

Increasing our reserve base through acquisitions is an important part of our business strategy. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

Our pending acquisition may not close as anticipated.

While we expect that our pending acquisition will close without material reduction in value or size, this offering is not conditioned on the closing of the pending acquisition, which may not ultimately close. The acquisition closing is subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Once we have submitted the required notices to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, there is no assurance that the federal authorities will not seek to extend the waiting period or prevent the transaction. The closing is also subject to customary closing conditions, including review of title and environmental issues to determine whether closing representations and warranties are true. The closing price is subject to adjustments, which include a reduction for the amount of net revenues from the acquisition properties from the effective date of January 1, 2004 through the closing date, and an increase adjustment for interest on the purchase price during that period at an annual rate of LIBOR plus one percent. This purchase price adjustment is expected to exceed 10% of the announced purchase price, depending on actual production and oil and natural gas prices. In addition, some of the properties to be acquired are subject to preferential purchase rights by other parties, which, if exercised, could significantly reduce the amount of reserves (as well as the purchase price) that we would acquire. Other adjustments may result from the resolution of title, environmental or other defects discovered during our due diligence investigation, which adjustments, if any, must exceed a $50 million aggregate deductible.

Drilling oil and natural gas wells is a high-risk activity and subjects us to a variety of factors that we cannot control.

Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that we may not encounter commercially productive oil or natural gas reservoirs. We may not recover all or any portion of our investment in new wells. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause our drilling activities to be unsuccessful and result in a total loss of our investment. In addition, we often are uncertain as to the future cost or timing of drilling, completing and operating wells. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements, which may increase our costs or restrict our activities; and

•	costs of, or shortages or delays in the availability of, drilling rigs, tubular materials and equipment.

The marketability of our production is dependent upon transportation facilities over which we have no control.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

Extensive federal, state and local regulation of the oil and gas industry significantly affects our operations. In particular, our oil and natural gas exploration, development and production, and our storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities. These regulations may become more demanding in the future. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection;

•	reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	reclamation costs;

•	remediation and clean-up costs; and

•	other environmental damages.

Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Liability under certain environmental laws is joint and several, and may be imposed without regard to fault or the legality of the original conduct. Further, these laws and regulations could change in ways that substantially increase our costs. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could make it more expensive for us to conduct our business or cause us to limit or curtail some of our operations.

The Department of Transportation, through the Office of Pipeline Safety and Research and Special Programs Administration, has implemented a series of rules requiring operators of natural gas and hazardous liquid pipelines to develop integrity management plans for pipelines that, in the event of a failure, could impact certain high consequence areas. These rules also require operators to conduct baseline integrity assessments of all applicable pipeline segments located in the high consequence areas. We are currently in the process of identifying all of our pipeline segments that may be subject to these rules and are developing integrity management plans for all covered pipeline segments. We do not expect to incur significant costs in achieving compliance with these rules.

Our business involves many operating risks, which may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	explosions;

•	pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

•	weather;

•	failure of oilfield drilling and service tools;

•	changes in underground pressure in a formation that causes the surface to collapse or crater;

•	pipeline ruptures or cement failures; and

•	environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases.

Any of these risks can cause substantial losses resulting from:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We do not insure against the loss of oil or natural gas reserves as a result of operating hazards or insure against business interruption. Losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

Terrorist activities and military and other actions could adversely affect our business.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. These conditions caused instability in world financial markets and generated global economic instability. The continued threat of terrorism and the impact of military and other action, including U.S. military operations in Iraq, will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating in the United States. Further, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.

The loss of key personnel could adversely affect our business.

We depend to a large extent on the efforts and continued employment of Bob R. Simpson, our Chairman and Chief Executive Officer, and Steffen E. Palko, our Vice Chairman and President, and other key personnel.

The loss of the services of Mr. Simpson, Mr. Palko or other key personnel could adversely affect our business, and we do not maintain key man insurance on the lives of any of these persons. Our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers, landmen and other professionals. Competition for experienced geologists, engineers, landmen and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

We	have limited control over the activities on properties we do not operate.

Although we operate most of the properties in which we have an interest, other companies operate some of the properties. We have limited ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund for their operation. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could have a material adverse effect on the realization of our targeted returns or lead to unexpected future costs.

The cessation of business by Arthur Andersen, who previously audited our financial statements, will limit our ability to use the financial statements audited by Arthur Andersen and could impact our ability to seek potential recoveries from Arthur Andersen.

Our consolidated financial statements as of and for the year ended December 31, 2001 incorporated by reference in this prospectus supplement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are incorporated herein in reliance upon the authority of that firm as experts in accounting and auditing. Subsequent to Arthur Andersen’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC, and has liquidated its business. As a result, it is impossible to obtain Arthur Andersen’s consent to the incorporation by reference of their report in this prospectus supplement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their reports in this prospectus supplement, you would not be able to recover against Arthur Andersen for its liability under Section 11 of the Securities Act in the event of any untrue statements or omissions contained in the financial statements audited by Arthur Andersen.

Risks Related to Holding Our Common Stock

We have certain anti-takeover provisions which could inhibit an acquisition of the common stock at a premium price.

The rights that have been issued under our stockholder rights plan would cause substantial dilution to anyone who attempted to acquire us on terms not approved by our board of directors. A change of control (as defined in our bank revolving credit agreement and in the indentures governing our outstanding 7½% senior notes and 6¼% senior notes) will generate an event of default under our bank revolving credit agreement and will require us to make an offer to repurchase those senior notes. These provisions may have the effect of discouraging unsolicited takeover proposals. Additionally, our restated certificate of incorporation and bylaws contain provisions that make acquisition of control by means of a proxy fight more difficult. Our bylaws divide the board of directors into three classes of directors serving staggered three-year terms, which will require at least two meetings of stockholders to effect a change in a majority of the directors. Special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, a majority of the directors, or stockholders holding at least 80% of the voting power of all outstanding shares of capital stock. The vote of at least 80% of the voting power of all outstanding shares of capital stock is required to amend those provisions relating to the election of directors and special meetings of stockholders. The stockholder rights plan, the change of control provisions relating to our long-term indebtedness and our corporate governance requirements together may discourage transactions that could entail the payment to stockholders of a premium over the prevailing market price of the common stock.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $501.5 million (assuming a public offering price of $26.61 per share, the last reported sale price on May 14, 2004), after deducting underwriting discounts and commissions and estimated expenses of the offering. The net proceeds from this offering are intended to finance a portion of our recent and pending property acquisitions. The net proceeds will be used to repay $501.5 million under our bank revolving credit facilities, which were drawn to pay the costs of our recent acquisitions and the deposit for our pending acquisition. This pay-down of our bank revolving credit facilities will leave additional borrowing capacity to partially fund our pending acquisition. See “Capitalization.” Our bank revolving credit facility had a weighted average interest rate at March 31, 2004 of 2.27%.

CAPITALIZATION

The following table shows our capitalization at March 31, 2004:

•	on a historical basis;

•	on a pro forma basis to reflect the $451.4 million in acquisitions that we closed in April 2004; and

•	on a pro forma as adjusted basis to reflect this offering, assuming no exercise of the underwriters’ over-allotment option and application of the estimated net proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our quarterly report on Form 10-Q for the quarter ended March 31, 2004, which are incorporated by reference herein.

	March 31, 2004
	Historical	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Long-term debt:
Bank revolving credit facility	$214,000	$665,400	$163,869
7 1/2% senior notes due 2012	350,000	350,000	350,000
6 1/4% senior notes due 2013	400,000	400,000	400,000
4.90% senior notes due 2014	496,765	496,765	496,765

Total long-term debt	1,460,765	1,912,165	1,410,634

Stockholders’ equity:
Common stock ($.01 par value, 250,000,000 shares authorized, 235,265,546 shares issued) (a)	2,353	2,353	2,548
Additional paid-in capital	789,015	789,015	1,290,351
Treasury stock (422,450 shares)	(10,374)	(10,374)	(10,374)
Retained earnings	854,427	854,427	854,427
Accumulated other comprehensive loss	(88,505)	(88,505)	(88,505)

Total stockholders’ equity	1,546,916	1,546,916	2,048,447

Total capitalization	$3,007,681	$3,459,081	$3,459,081

(a)	The number of authorized shares was increased to 500,000,000 on May 18, 2004. Issued shares exclude 5,404,532 shares potentially issuable under stock options at a weighted average exercise price of $15.22 per share.

The closing of our pending acquisition is anticipated to require $860 million, which is net of a deposit of $110 million paid on May 14, 2004. The closing payment will be funded from approximately $600 million of capacity expected to be available under our bank credit facilities. The remaining $260 million is expected to be fully funded from cash flow from operations and, if needed, additional borrowings from the planned increase in our primary credit facility. In the event all of these funds are not available as expected, we would obtain funds in potential capital markets transactions and from the exercise of the over-allotment option granted for this offering, if exercised. If the pending acquisition does not close or closes with substantial reducing adjustments, the additional availability under our bank revolving credit facility will be available for general corporate purposes, including future acquisitions.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange and trades under the symbol “XTO.” The following table sets forth, for the periods indicated, the high and low prices of the common stock as reported on the New York Stock Exchange Composite Tape, and cash dividends declared per share. The prices and dividends below have been adjusted to reflect the 4-for-3 stock split effected on March 18, 2003 and the 5-for-4 stock split effected on March 17, 2004.

	Sales Price		Dividend Declared
	Low	High
2002:
First Quarter	$8.814	$12.150	$0.006
Second Quarter	11.010	12.930	0.006
Third Quarter	9.210	12.594	0.006
Fourth Quarter	12.072	15.834	0.006

2003:
First Quarter	$13.614	$15.888	$0.008
Second Quarter	14.560	17.922	0.008
Third Quarter	14.864	17.136	0.008	(a)
Fourth Quarter	16.744	23.440	0.008

2004:
First Quarter	$20.464	$26.016	$0.010
Second Quarter (through May 14, 2004)	24.420	28.820	—

(a)	In September 2003, we distributed as a dividend to our stockholders all our Cross Timbers Royalty Trust Units. This dividend was recorded at a market value of $28.2 million, or approximately $0.12 per common share.

The last sale price of the common stock on the NYSE on May 14, 2004, was $26.61. As of May 14, 2004, we had approximately 830 stockholders of record.

Dividend Policy

The determination of the amount of future dividends, if any, to be declared and paid is at the sole discretion of our board of directors and will depend on our financial condition, earnings and funds from operations, the level of our capital expenditures, our future business prospects and other matters as the board of directors deems relevant.

RECENT DEVELOPMENTS

Pending Acquisition

On May 14, 2004, we entered into a definitive agreement with ChevronTexaco Corporation to purchase natural gas and oil properties for $1.1 billion. The closing is scheduled on or before August 6, 2004, with an effective date of January 1, 2004. The purchase price will be reduced by net revenue between the effective date and closing. As a result of this and other adjustments, the purchase price is expected to be approximately $970 million. The final closing price may further reflect the net revenue adjustment and other adjustments and preferential purchase price elections.

The acquisition expands our existing operations in East Texas, the Permian Basin and Oklahoma and provides new operations in South Texas and Utah. Our internal engineers estimate that all of the acquired properties have proved reserves of 786 Bcfe, of which approximately 52% are natural gas and 88% are proved developed. Approximately 51% of production from all properties is attributable to natural gas, and we expect the acquisition will initially add daily net production of approximately 88 MMcf of natural gas and 14,000 Bbls of oil. We will operate 67% of the value of these properties.

In the Permian Basin of West Texas and southeastern New Mexico we are acquiring an estimated 80 million BOE of proved oil reserves in 16 counties having net daily production of 11,500 Bbls of oil and 40 MMcf of natural gas. In Franklin, Freestone, Limestone and Anderson counties of East Texas and Claiborne Parish of northern Louisiana, we are acquiring an estimated 102 Bcfe of proved reserves having net daily production of 13 MMcfe. In 11 counties of Oklahoma and the Texas Panhandle, we are acquiring an estimated 67 Bcfe of proved reserves with daily net production of 15 MMcfe. We are establishing a new position in the Rocky Mountain area in the Buzzards Bench Field of Emory County, Utah, by acquiring coal bed methane properties with an estimated 67 Bcfe of proved reserves and current net daily production of 12 MMcfe. We are also establishing a new position in South Texas with the acquisition of an estimated 54 Bcfe of proved reserves in nine counties having daily net production of 20 MMcfe.

The closing of the purchase is subject to customary closing conditions and to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. There is no assurance that this acquisition will be completed or that our estimates of proved reserves and production for the pending acquisition will be correct. This offering of common stock will not be conditioned on the closing of the property acquisition.

Recent Acquisitions

In two separate transactions in April 2004, we acquired primarily oil producing properties located in the Permian Basin of West Texas and in the Powder River Basin of Wyoming for an adjusted purchase price of $331 million to $336 million, subject to typical post-closing adjustments as well as other adjustments over the following year. Our internal engineers estimate these properties have proved reserves of 38 million BOE, 82% of which are proved developed, and that these properties will initially add daily production of about 6,600 BOE. The Permian Basin properties are located in Yoakum and Gaines counties of West Texas and have current daily production of about 4,300 BOE, of which 9% is natural gas. The Powder River Basin properties are in the Hartzog Draw Unit of Johnson County, Wyoming and produce about 2,300 Bbls of oil per day. Potential future development of the Hartzog Draw includes shallow coal bed methane reserves, subject to a retained overriding royalty interest of 6.25%. We operate more than 80% of the value of the acquired properties.

From February through April 2004, we purchased $223.1 million of producing properties located primarily in the Barnett Shale of North Texas and the Arkoma Basin of Arkansas. We completed the purchase of $78.7 million of these properties in the first quarter of 2004. In April, we closed the acquisition of the remaining $144.4 million of properties, $12 million of which was paid in February. Of these purchases, $147 million was allocated to 119 Bcfe of proved reserves (42% of which are developed) in the Barnett Shale, and $76 million was allocated to 56 Bcfe of proved reserves (70% of which are developed) in the Arkoma Basin. Our internal engineers estimate these properties have proved reserves of 175 Bcfe, of which approximately 51% are proved developed reserves. We operate more than 88% of the value of the acquired properties.

The foregoing estimates of reserves, production and present values for the recent and pending acquisitions are based on estimates of our engineers without review by an independent petroleum engineering firm. Data used to make these estimates were furnished by the sellers and may not be as complete as those which are available for our properties. There is no assurance that the estimates of proved reserves and production for any of the recent acquisitions will be correct.

Increased Bank Credit

On May 10, 2004, we entered into a second bank revolving credit facility that permits us to borrow up to an additional $100 million on the same terms and conditions provided in our original bank revolving credit facility. The new facility will terminate on November 10, 2004. Prior to that date, we intend to increase the availability under our original bank revolving credit facility from $800 million to $1 billion and retire the second facility. The banks, however, are under no obligation to increase the facility.

Increased Steel Prices

The weak U.S. dollar, raw material shortages and strong demand for steel in China and Europe have tightened worldwide steel supplies, causing prices to rise by more than 50% since November 2003. To secure tubular materials required to support our drilling program, we have entered into a contract with a tubular goods supplier who has committed to deliver, at market prices, our requirements for tubular products that are ordered by us at least 30 days prior to the beginning of each calendar quarter. There is no minimum order requirement, and our order is subject to modification by the supplier. The contract is cancelable by either party with at least 60 days’ notice prior to the beginning of the next calendar quarter. As a result of substantial increases in steel prices, we have increased our 2004 development budget by $30 million for the purchase of tubular materials and other steel-related equipment. While we expect to acquire adequate supplies to complete our development program, a further tightening of steel supplies could restrain the program and limit our production growth.

MANAGEMENT

Directors and Executive Officers

XTO Energy’s board of directors consists of seven members, divided into three classes, and four advisory directors. The members of each class serve three-year terms and advisory directors serve terms determined by the board of directors. Advisory directors attend and participate in, but do not vote at, board meetings. Executive officers are elected annually and serve at the discretion of the board of directors. The following table provides information regarding our directors and executive officers:

Bob R. Simpson	56	Chairman of the Board, Chief Executive Officer and Director
Steffen E. Palko	54	Vice Chairman, President and Director
Louis G. Baldwin	54	Executive Vice President, Chief Financial Officer and Advisory Director
Keith A. Hutton	45	Executive Vice President—Operations and Advisory Director
Vaughn O. Vennerberg, II	49	Executive Vice President—Administration and Advisory Director
Bennie G. Kniffen	53	Senior Vice President and Controller
William H. Adams III	45	Director
Phillip R. Kevil	53	Director
Jack P. Randall	54	Director
Scott G. Sherman	70	Director
Herbert D. Simons	68	Director
Lane G. Collins	63	Advisory Director

Background of Directors and Executive Officers

Bob R. Simpson has been a director of XTO Energy since 1990. A co-founder of XTO Energy with Mr. Palko, Mr. Simpson has served as Chairman since July 1, 1996 and as Chief Executive Officer or held similar positions with XTO Energy and its predecessors since 1986. He served as Vice President of Finance and Corporate Development of Southland Royalty Company from 1979 to 1986 and as Tax Manager of Southland Royalty Company from 1976 to 1979.

Steffen E. Palko has been a director of XTO Energy since 1990. A co-founder of XTO Energy with Mr. Simpson, Mr. Palko has served as Vice Chairman and President or held similar positions with XTO Energy and its predecessors since 1986. He served as Vice President—Reservoir Engineering of Southland Royalty Company from 1984 to 1986 and as Manager of Reservoir Engineering of Southland Royalty Company from 1982 to 1984.

Louis G. Baldwin has served as Executive Vice President and Chief Financial Officer or held similar positions with XTO Energy and its predecessors since 1986. He has served as an advisory director since 2000. He served as Assistant Treasurer of Southland Royalty Company from 1979 to 1986 and as Financial Analyst of Southland Royalty Company from 1976 to 1979.

Keith A. Hutton has served as Executive Vice President—Operations or held similar positions with XTO Energy and its predecessors since 1987. He has served as an advisory director since 2000. From 1982 to 1987, he served as Reservoir Engineer with Sun Exploration & Production Company.

Vaughn O. Vennerberg, II has served as Executive Vice President—Administration or held similar positions with XTO Energy and its predecessors since 1987. He has served as an advisory director since 2000. From 1979 to 1986, he was employed by Cotton Petroleum Corporation and Texaco Inc.

Bennie G. Kniffen has served as Senior Vice President and Controller or held similar positions with XTO Energy and its predecessors since 1986. From 1976 to 1986, he served as Director of Auditing or held similar positions with Southland Royalty Company.

William H. Adams III has been a director of XTO Energy since 2001. He has served as President of Texas Bank—Downtown Fort Worth since 2001. He was employed by Frost Bank from 1995 to 2001 where he most recently served as President of Frost Bank—South Arlington, and prior to that he served as Senior Vice President and Group Leader of Commercial/Energy Lending.

Phillip R. Kevil has been a director of XTO Energy since February 2004. He retired as an employee of XTO Energy in 1997, prior to which he served as Vice President—Taxation or held similar positions with XTO Energy and its predecessors from 1987 to 1997. He served as Tax Manager of Southland Royalty Company from 1979 to 1986 and as Assistant Tax Manager of Southland Royalty Company from 1975 to 1979. From 1973 to 1975, Mr. Kevil was on the audit and tax staff of Arthur Andersen, independent public accountants. Mr. Kevil is a certified public accountant.

Jack P. Randall has been a director of XTO Energy since August 1997. He is a partner of Randall & Dewey, L.P., an oil and gas transactions advisory and consulting firm in Houston, Texas, and served as the president of its predecessor from 1989 to 2003. From 1975 to 1989, he was employed with Amoco Production Company where he served as Manager of Acquisitions and Divestitures for seven years.

Scott G. Sherman has been a director of XTO Energy since 1990. He has been the sole owner of Sherman Enterprises, a personal investment firm in Fort Worth, Texas, for the past 15 years. Previously, Mr. Sherman owned and operated Eaglemotive Industries, an automotive parts manufacturing company, for 18 years.

Herbert D. Simons has been a director of XTO Energy since 2000. He is an attorney specializing in federal income tax laws and is presently of counsel with the law firm of Winstead Sechrest & Minick P.C., Houston, Texas. Prior to that he was an associate and partner from 1963 through 1999 in the law firm of Butler & Binion, L.L.P. Mr. Simons is a certified public accountant and served as a member of the Rice University Accounting Council from 1981 until 1996.

Dr. Lane G. Collins has served as an advisory director of XTO Energy since 1998. Dr. Collins has been professor of accounting at Baylor University in Waco, Texas since 1978. From 1973 to 1978, Dr. Collins taught at the University of Southern California, where he earned his doctorate in business administration. Dr. Collins is a certified public accountant.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not any of the following:

•	a citizen or resident of the U.S.;

•	a corporation created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if

—	its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions, or

—	it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income or estate tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company.” We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements are required for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) and certify under penalty of perjury, that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock unless

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe we currently are, and anticipate remaining, a “U.S. real property holding corporation” for United States federal income tax purposes. As long as we are a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) on such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

UNDERWRITING

Under the terms and conditions contained in an underwriting agreement dated May             , 2004, each of the underwriters named below, for whom Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are joint book-running managers and representatives of the underwriters named below, has severally agreed to purchase from us the following respective number of shares of common stock.

Underwriters	Number of Shares
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Friedman, Billings, Ramsey & Co., Inc.
Hibernia Southcoast Capital, Inc.
KeyBanc Capital Markets, a Division of McDonald Investments Inc.
Morgan Keegan & Company, Inc.
Petrie Parkman & Co., Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Simmons & Company International
Total

We have been advised by the underwriters that they propose to offer the common stock initially at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers (who may include the underwriters) at such public offering price less a concession not to exceed $             per share. The underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed $             per share. After the initial public offering of the common stock, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the underwriters.

The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by counsel and other conditions. The underwriters are committed to purchase all of the common stock if they purchase any common stock other than those shares covered by the over-allotment option described below.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to an additional 2,925,000 shares of common stock at the initial public offering price to the public, less the underwriting discounts and commissions, shown on the cover page of this prospectus supplement, to cover over-allotments. This option may be exercised at any time up to 30 days after the date of this prospectus supplement. If the underwriters exercise this option, each of the underwriters will be committed (subject to certain conditions) to purchase a number of additional shares of common stock proportionate to its initial commitment as indicated in the preceding table.

Commission and Expenses

The following table summarizes the underwriting discount we will pay. The underwriting discount is equal to the public offering price less the amount paid to us. The underwriting discount is equal to             % of the public offering price. The amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering, not including underwriting discount, will be approximately $0.5 million. The underwriters have agreed to pay certain expenses in connection with the offering.

The offering of the common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-up Agreements

We and our executive officers and directors have agreed that we and they will not, subject to limited exceptions, directly or indirectly, sell, offer, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock or enter into any derivative transaction with similar effect as a sale of common stock for a period of 60 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated. The restrictions described in this paragraph do not apply to the sale of shares of common stock to the underwriters. This agreement does not apply to sales that are part of transactions under any existing employee benefit plans or to aggregate sales by executive officers and directors of 150,000 shares of common stock or any securities convertible into or exchangeable or exercisable for common stock.

Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, at their discretion, may release the shares of common stock subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release shares of common stock from lock-up agreements, Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated will consider, among other factors, the reasons for requesting the release, the number of shares of common stock for which the release is being requested, and market conditions at the time.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares of common stock in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option (a naked short position), this position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing

Our shares of common stock are listed on the New York Stock Exchange under the symbol “XTO.”

Affiliations

Several of the underwriters have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. In addition, affiliates of each of J.P. Morgan Securities Inc., Banc of America Securities LLC, and UBS Securities LLC are lenders under our existing bank credit facilities and will receive in excess of 10% of net proceeds from this offering. Accordingly, the offering is being made pursuant to Rule 2710 (h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

Electronic Distribution

A prospectus in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

This prospectus supplement is not, and under no circumstances is to be construed as, an advertisement or a public offering of common stock in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus supplement is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of common stock in Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus supplement or any other information provided by us in connection with the offering of common stock in Canada.

Resale Restrictions

The distribution of common stock in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of our common stock must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of shares.

Representations of Purchasers

Each Canadian investor who purchases shares will be deemed to have represented to us, the underwriters and any dealer who sells shares to the purchaser that:

•	the offering of common stock was not made through an advertisement of shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

•	the purchaser has reviewed the terms referred to above under “—Resale Restrictions”;

•	where required by law, the purchaser is purchasing as principal for its own account and not as agent; and

•	the purchaser or any ultimate purchaser for which the purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase common stock without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing:

–	in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered;

–	in the case of a purchaser located in a province other than Ontario or Quebec, the purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103 – Capital Raising Exemptions;

–	in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 – Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares; and

–	in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus supplement does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common stock. Canadian purchasers of common stock should consult their own legal and tax advisers as to the tax consequences of an investment in the common stock in their particular circumstances and as to the eligibility of the common stock for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

(Ontario)

Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus supplement shall have a statutory right of action for damages or rescission against us in the event this prospectus supplement contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase common stock offered by this prospectus supplement during the period of distribution are deemed to have relied on the misrepresentation if it were a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us will have no right of action for damages against us. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we may rely. The enforceability of these rights may be limited as described herein under “—Enforcement of Legal Rights”.

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares of common stock. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the shares of common stock to be sold in this offering will be passed upon for us by our counsel, Kelly, Hart & Hallman, P.C., Fort Worth, Texas, and for the underwriters by Vinson & Elkins L.L.P.

EXPERTS

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report.

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

In this prospectus supplement the following terms have the meanings specified below.

Bbl—One stock tank barrel, or 42 US gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf—One billion cubic feet of natural gas.

Bcfe—One billion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

BOE—Barrels of oil equivalent, computed on an approximate energy equivalent basis that six Mcf of natural gas equals one Bbl.

Btu—A British Thermal Unit, a common unit of energy measurement.

Estimated Future Net Revenues (also referred to as estimated future net cash flows)—The result of applying current prices of oil and natural gas to estimated future production from oil and natural gas proved reserves, reduced by estimated future expenditures, based on current costs to be incurred, in developing and producing the proved reserves, excluding overhead.

MBbl—One thousand Bbls.

Mcf—One thousand cubic feet of natural gas.

Mcfe—One thousand cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

MMBtu—One million British Thermal Units (Btus).

MMcf—One million cubic feet of natural gas.

MMcfe—One million cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Natural Gas Revenue—Includes revenue related to the sale of natural gas, natural gas liquids and plant products.

Net Oil and Natural Gas Wells or Acres—Determined by multiplying “gross” oil and natural gas wells or acres by our interest in such wells or acres.

NYMEX—New York Mercantile Exchange, where futures and options contracts for the oil and natural gas industry and some precious metals are traded.

Oil Revenue—Includes revenue related to the sale of oil and condensate production.

Proved Developed Reserves—Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves—The estimated quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves—Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

Reserve-to-Production Index—An estimate, expressed in years, of the total estimated proved reserves attributable to a producing property divided by annual production from the property.

Standardized Measure of Discounted Future Net Cash Flows (also referred to as standardized measure)—The present value of estimated future net revenues computed by discounting estimated future net revenues at a rate of 10% annually.

Tcf—One trillion cubic feet of natural gas.

Tcfe—One trillion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

PROSPECTUS

$1,000,000,000

XTO ENERGY INC.

Debt Securities

Preferred Stock

Common Stock

Warrants

This prospectus contains summaries of the general terms of these securities and the general manner in which they will be offered for sale. At the time of each offering we will provide the specific terms, manner of offering and the initial public offering price of the securities in a supplement to this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you decide to invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The total of all securities offered by us will not exceed combined initial offering prices of $1,000,000,000.

XTO Energy Inc.’s common stock is listed on the New York Stock Exchange under the symbol “XTO.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated July 7, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell from time to time in one or more offerings any combination of the securities described in this prospectus. The total dollar amount of the securities we may sell through these offerings will not exceed $1,000,000,000. For further information about the securities and us you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of contracts and other documents, which are included as exhibits to our registration statement. For a complete description of their terms, you should review the full text of the documents. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information included in our reports, proxy statements and other information filed with the Securities and Exchange Commission. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

You should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus and information that we previously filed with the SEC and incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available over the Internet at the SEC’s web site at http://www.sec.gov and at our web site at http://www.xtoenergy.com. You may also read and copy any document we file with the SEC at the SEC’s public reference rooms at:

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Woolworth Building

233 Broadway

New York, New York 10279

Citicorp Center

500 West Madison Street

Suite 1400

Chicago, Illinois 60661

You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect the reports and other information we file with the SEC at:

New York Stock Exchange

20 Broad Street

New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with them. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

We incorporate by reference the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Current Reports on Form 8-K filed on January 3, 2003 (Report dated December 30, 2002), January 8, 2003 (Report dated January 6, 2003), April 10, 2003 (Report dated April 9, 2003), April 14, 2003 (Report dated April 14, 2003), April 18, 2003 (Report dated April 16, 2003), April 24, 2003 (Report dated April 23, 2003), June 3, 2003 (Report dated May 30, 2003), June 6, 2003 (Report dated June 4, 2002) and June 10, 2003 (Report dated June 5, 2003);

•	The description of XTO Energy’s common stock contained in Form 8-A dated April 8, 1993, as amended by Amendment No. 1 dated September 18, 1996 (filed under our previous name, Cross Timbers Oil Company); and

•	All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

FORWARD-LOOKING STATEMENTS

Some statements made by XTO Energy in this prospectus and incorporated by reference from documents filed with the SEC are prospective and constitute forward-looking statements. These statements encompass information that does not directly relate to any historical or current fact and include information that is based on beliefs of and assumptions made by management of XTO Energy. The statements often may be identified with words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” and other similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed in sections of documents we incorporate by reference, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” We will include in any prospectus supplement a description of significant factors that we believe could cause actual results to differ materially from those described in the forward-looking statements.

XTO ENERGY INC.

XTO Energy is a leading independent energy company. We acquire, develop and explore oil and natural gas properties and produce, process, market and transport oil and natural gas in the United States. We have grown primarily through acquisition of producing properties, followed by aggressive development and exploration activities and the purchase of additional interests in or near our existing reserves. Our properties are concentrated in:

•	the East Texas Basin;

•	the Arkoma Basin of Arkansas and Oklahoma;

•	the San Juan Basin of northwestern New Mexico and southwestern Colorado;

•	the Raton Basin of southern Colorado;

•	the Hugoton Field of Oklahoma and Kansas;

•	the Anadarko Basin of Oklahoma;

•	the Green River Basin of Wyoming;

•	the Permian Basin of West Texas and New Mexico;

•	the Middle Ground Shoal Field of Alaska’s Cook Inlet; and

•	the Colquitt, Cotton Valley, Logansport and Oaks Fields of northwestern Louisiana.

XTO Energy is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Fort Worth, Texas 76102, and our telephone number is (817) 885-2800.

USE OF PROCEEDS

Unless we have indicated otherwise in the accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, acquisitions of additional oil and natural gas properties and repurchases and redemptions of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,					Three Months Ended March 31, 2003
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges (a)	(b)	1.9x	2.8x	7.7x	5.6x	6.9x

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings are before income taxes and fixed charges. Fixed charges include interest costs, the portion of rentals considered to be representative of the interest factor and preferred stock dividends.
(b)	Fixed charges exceeded earnings by $108.4 million. Excluding the effects of a $93.7 million pre-tax net loss on investment securities and a $2 million pre-tax, non-cash impairment charge, fixed charges exceeded earnings by $19 million.

DESCRIPTION OF DEBT SECURITIES

PROVISIONS APPLICABLE TO SENIOR DEBT SECURITIES

This section summarizes the general terms of the senior debt securities we may offer from time to time. The prospectus supplement relating to any particular senior debt securities offered will describe the specific terms of the series of senior debt securities, which may be in addition to or different from the general terms summarized in this section.

Senior debt securities may be issued from time to time in one or more series under an indenture between XTO Energy and a trustee that is named in a prospectus supplement. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summary of the provisions of the indenture and the senior debt securities is not meant to be a complete description of all their terms and is qualified in its entirety by reference to the indenture.

General

The indenture does not limit the amount of senior debt securities which may be issued under the indenture, and we may issue debt securities in one or more series in principal amounts as we authorize from time to time. Unless otherwise specified in the prospectus supplement, the senior debt securities will be unsecured and will rank equally with all our other unsecured and unsubordinated indebtedness.

Each prospectus supplement will describe the following terms of any series of senior debt securities we offer:

•	the title;

•	any limit on the aggregate principal amount;

•	whether the senior debt securities will be issued initially in the form of a temporary global security or issued in the form of a permanent global security; the terms and conditions, if any, upon which the global security may be exchanged in whole or in part for other definitive senior debt securities; and the depositary for the global security;

•	the dates on which the principal and any premium is payable and the method of determination;

•	the interest rate or the method of its determination and the date from which interest will accrue;

•	the dates on which the interest is payable and the regular record dates for the interest payment dates;

•	the place(s) where principal and any premium and interest is payable and the senior debt securities may be presented for registration of transfer;

•	whether the senior debt securities are redeemable at our option and the redemption prices, dates and other redemption terms and conditions;

•	whether we are obligated to redeem or purchase the senior debt securities according to any sinking fund or similar provision or at the holder’s option and the prices, periods and terms and conditions of that redemption or purchase obligation;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which the senior debt securities will be issuable;

•	if other than United States Dollars, the currency or currencies of payment of principal and any premium and interest;

•	if payments are based on an index, the manner in which the amount of principal payments and any premium and interest is to be determined;

•	if other than the full principal amount, the portion of the principal amount payable if the maturity of the senior debt securities is accelerated;

•	any additional covenants and restrictions of XTO Energy;

•	whether the senior debt securities will be subject to defeasance as described below under “Defeasance;”

•	any deletions or modifications to the events of default described below;

•	if applicable, the terms of any right to convert or exchange the senior debt securities into common stock, preferred stock or other securities;

•	any authenticating or paying agents, registrars, conversion agents or any other agents for the senior debt securities; and

•	any other terms.

Senior debt securities may be issued and sold at a substantial discount below their stated principal amount. If applicable, the prospectus supplement will describe any special United States federal income tax consequences and other considerations which apply to senior debt securities issued at a discount or to any securities denominated or payable in a foreign currency or currency unit.

Redemption

Unless otherwise provided in the applicable prospectus supplement, senior debt securities of any series will be redeemable by us before maturity as described below.

Optional Redemption.    We may at any time and from time to time redeem all or a portion of the outstanding senior debt securities of any series at the redemption price plus accrued and unpaid interest to, but excluding, the redemption date. The redemption price will be the outstanding principal amount of the securities to be redeemed plus the amount by which the present value of the remaining interest, premium (if any) and principal payments due on the redeemed securities during their remaining term exceeds the outstanding principal amount of the securities. The discount rate to calculate the present value will be a rate equal to the yield to maturity (calculated on a semi-annual bond-equivalent basis) published for U.S. Treasury securities with a constant maturity most nearly equal to the then remaining maturity of the securities to be redeemed, plus 50 basis points. If the remaining term of the securities from the date of redemption to maturity is not equal to the constant maturity of the U.S. Treasury security for which a weekly average yield is given, then the rate will be interpolated on a linear basis (calculated to the nearest one-twelfth of a year) from U.S. Treasury securities for which weekly average yields are given, unless the remaining term of the security to be redeemed is less than one year, in which case the rate will be the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year.

If not all of the outstanding senior debt securities of a series are to be redeemed at any time, the trustee will select senior debt securities of the series (or any portion in integral multiples of $1,000) for redemption on a pro rata basis, by lot or by another method the trustee deems fair and appropriate. No security with a principal amount of $1,000 will be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of securities to be redeemed at the holder’s registered address. If any security is to be redeemed in part only, the notice of redemption that relates to that security will state the portion of the principal amount of that security to be redeemed. A new senior debt security in a principal amount equal to the unredeemed portion of that security will be issued in the name of the holder upon cancellation of the original security. On and after the redemption date, interest will cease to accrue on securities or portions of securities called for redemption and accepted for payment.

Offer to Purchase.    Upon the occurrence of a change of control of XTO Energy, we will be obligated to make an offer to purchase all outstanding senior debt securities at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase. See “-Restrictive Covenants-Change of Control” below.

Restrictive Covenants

The indenture contains covenants and restrictions summarized below that will be applicable, unless waived or amended, so long as any senior debt securities are outstanding and have not been defeased in accordance with the indenture. A prospectus supplement for any series of senior debt securities may contain different or additional covenants and restrictions applicable to that series. For a complete description of the covenants you should refer to the indenture and any applicable supplemental indenture.

Limitation on Liens.    We and our subsidiaries, other than a royalty trust or any subsidiary designated by our board of directors as an unrestricted subsidiary, may not at any time create, incur, assume or permit to exist any liens on any of our property, assets, income or profits, other than specified liens permitted by the indenture, unless:

•	in the case of a lien securing subordinated indebtedness, the senior debt securities are secured by a lien on the same property that is senior in priority to the lien for the subordinated indebtedness; or

•	in the case of any other lien, the senior debt securities are secured equally and ratably with the obligation secured by the lien.

Change of Control     Upon the occurrence of a change of control of XTO Energy, we will be obligated to make an offer to purchase all of the then outstanding senior debt securities and, not more than 70 nor fewer than 30 days following the change of control, to purchase all of the then outstanding senior debt securities validly tendered in our offer. The purchase price will be equal to 101% of the principal amount of the securities tendered, plus accrued and unpaid interest. We must keep the offer open for at least 20 business days and until the close of business on the fifth business day prior to the day we purchase the securities.

Not later than the 30th day after the change of control, we must mail to each holder of senior debt securities a notice of the change of control offer. The notice will govern the terms of the offer and will state, among other things, the procedures that holders must follow to accept the offer.

A change of control would occur upon the occurrence of any of the following events:

•	a person or group becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of more than 50% of the total voting power of our outstanding capital stock;

•	we sell, transfer or lease all or substantially all of our assets (which is determined under legal precedent and may result in uncertainty as to the existence of a change of control);

•	we liquidate or dissolve; or

•	during any consecutive two-year period, members of our board of directors who were directors at the beginning of the period and directors whose nomination was approved by 2/3 of directors who were in office at the beginning of the period or by directors so approved, cease to constitute a majority of the directors in office.

There is no assurance that we will have available funds sufficient to pay the purchase price for all of the senior debt securities tendered by holders seeking to accept the change of control offer. If we do not have available funds sufficient to pay the change of control purchase price or if we are prohibited from purchasing the securities, an event of default will occur under the indenture.

We intend to comply with Rule 14e-1 under the Securities Exchange Act of 1934 and any other applicable securities laws and regulations in the event of a change of control and we are required to purchase senior debt securities as described above. The rights of holders of senior debt securities to require us to repurchase their securities upon a change of control may deter a third party from acquiring us in a transaction that results in a change of control.

Conversion Rights

The senior debt securities of any series may be convertible into shares of our common stock or preferred stock on the terms and conditions described in an applicable prospectus supplement.

Events of Default, Notice and Waiver

Unless otherwise provided in the applicable prospectus supplement, the following are events of default under the indentures for the senior debt securities:

•	failure to pay principal or any premium when due;

•	failure, continuing for 30 days, to pay interest when due;

•	failure, continuing for 30 days, to deposit any sinking fund payment when due;

•	failure to comply with the merger, consolidation, sale of assets or change of control provisions of the indenture;

•	failure to perform any other covenant made by us in the indenture, other than a covenant included in the indenture for the benefit of another series of senior debt securities, that continues for 30 days after written notice as provided in the indenture;

•	payment default, or other default resulting in acceleration of other indebtedness for money borrowed in an aggregate principal amount greater than $10,000,000;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default as may be specified for the senior debt securities of an applicable series.

If any event of default described in the penultimate bullet point above occurs, then each outstanding series of senior debt securities will become due and payable automatically. If any other event of default on any outstanding series of senior debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series, may declare the principal amount of all the senior debt securities of that series, to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding senior debt securities of that series may, under certain circumstances, rescind that acceleration. Depending on the terms of our other indebtedness outstanding from time to time, an event of default under senior debt securities may give rise to cross defaults on our other indebtedness.

Within 60 days after the occurrence of a default under any series of senior debt securities, the trustee is obligated to give the holders of that series notice of all uncured and unwaived defaults known to it. Except in the case of a payment default, the trustee need not provide a notice of default if directors of XTO Energy or the trustee in good faith determine that withholding the notice is in the interest of those holders. In the case of a payment default under other indebtedness for money borrowed exceeding $10,000,000, however, notice will not be given until at least 60 days after the occurrence of that payment default.

The trustee is required, in case of an event of default, to exercise its rights and powers under the indenture and to use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of the person’s own affairs. The holders of a majority in principal amount of the outstanding senior debt securities of any series have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee. Subject to the duty of the trustee to act with the requisite standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the senior debt securities unless they have offered to the trustee reasonable security or indemnity.

No holder of a senior debt security of any series will have any right to institute any proceeding, except a suit to enforce payment of interest and principal then due, for any other remedy or otherwise under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of the applicable series of senior debt securities have made written request to the trustee to institute the proceeding and have offered the trustee reasonable indemnity in its compliance with the request;

•	the trustee failed to institute the requested proceeding for 60 days after receipt of the written request; and

•	the trustee did not receive during that 60-day period inconsistent directions from holders of a majority in principal amount of the applicable series.

The holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default except a default in the payment of principal of or premium or interest on any senior debt security or a provision which cannot be modified or amended without the consent of the holder of each outstanding senior debt security affected. The holders of a majority in principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive compliance by us with certain restrictive provisions of the indenture applicable to securities of that series.

Each quarter we are required to furnish to the trustee a statement as to the performance by us of our obligations under the indenture and as to any default in that performance.

Modification

We and the trustee may make modifications and amendments to the indenture with the consent of the holders of a majority in principal amount of the outstanding senior debt securities of each series affected by the modification or amendment. However, none of the following modifications or amendments may be made without the consent of the holder of each outstanding senior debt security affected:

•	change the stated maturity date of the principal of or any installment of interest on any senior debt security;

•	reduce the principal amount of or the premium or interest on any senior debt security;

•	change the place or currency of payment of principal on any senior debt security;

•	impair the right to institute suit for the enforcement of any payment on any senior debt security; and

•	reduce the percentage in principal amount of outstanding senior debt securities required to consent to a modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

We and the trustee may, without the consent of any holders of senior debt securities, modify the indenture to, among other things:

•	add additional covenants;

•	add additional events of default;

•	secure the senior debt securities;

•	provide for uncertificated senior debt securities in addition to or in place of certificated securities; and

•	cure ambiguities or inconsistencies in the indenture so long as the modification does not adversely affect the interests of the holders of outstanding senior debt securities in any material respect.

Consolidation, Merger and Sale of Assets

Without the consent of any holders of outstanding senior debt securities, we may consolidate with or merge into another entity, or convey, transfer or lease substantially all of our assets to any entity if:

•	either we are the surviving person in the merger or the other person who survives the merger or consolidation or who acquires or leases substantially all of our assets is a corporation organized under the laws of any United States jurisdiction and assumes by supplemental indenture our obligations under the senior debt securities and the indenture;

•	after giving effect to the transaction, no event of default, or event that could become an event of default, has occurred and is continuing; and

•	certain financial and other conditions are met.

When a successor entity complies with these provisions, we will (except in the case of a lease) be relieved of our obligations under the indenture and the senior debt securities.

Defeasance

Unless otherwise provided in the applicable prospectus supplement, if we deposit with the trustee funds or government obligations sufficient to make payments on any series of senior debt securities on the dates those payments are due and satisfy other specified conditions, then, at our option, either of the following will occur:

•	we will be discharged from our obligations under the senior debt securities of the series except for certain obligations to register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust; or

•	we will be released from our obligations to comply with certain covenants relating to the series.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of senior debt securities to recognize income, gain or loss for federal income tax purposes. If we elect the first alternative above, that opinion of counsel must be based upon a ruling from the IRS or a change in law.

In the event we deposit money or government obligations to defease subordinated debt securities, the money or government obligations so deposited will not be subject to the subordination provision of the indenture for those securities. In that instance, the subordinated debt securities will not be subordinated in right of payment to the holders of senior indebtedness to the extent of the money or government obligations deposited for the defeasance.

Form, Exchange, Registration and Transfer

Senior debt securities will be issuable in definitive, registered form. They may also be issued in temporary or permanent global form. See “—Global Securities” below.

Senior debt securities of any series will be exchangeable for other senior debt securities of the same series and of the same aggregate principal amount in different authorized denominations.

Senior debt securities may be presented for exchange as provided above, and may be presented for registration of transfer with the form of transfer duly executed, at the office of the security registrar or at the office of any transfer agent designated by us and referred to in an applicable prospectus supplement. The exchange or transfer will be made without service charge upon payment of any taxes and other governmental charges as described in the indenture, and upon the satisfaction of the security registrar or transfer agent, as the case may be, with the documents of title and identity of the person making the request. The indenture provides that the trustee will be appointed as security registrar. We may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts.

In the event of any partial redemption of any series of senior debt securities, we will not be required to:

•	issue, register the transfer of or exchange debt securities of the series during a period beginning at the opening of business 15 days prior to the mailing of a notice of the redemption and ending on the close of business on the day of mailing the notice; or

•	register the transfer of or exchange any senior debt security called for redemption, except the unredeemed portion of the security being redeemed in part.

Global Securities

We may issue senior debt securities of a series in whole or in part in the form of one or more fully registered global certificates that we will deposit with a depositary identified in a prospectus supplement. Unless and until it is exchanged in whole or in part for the individual senior debt securities it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depository arrangement for a series of senior debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depository arrangements.

Upon issuance of a global security representing offered securities, the depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual senior debt securities represented by that global security to the accounts of participants that have accounts with the depositary. Those accounts will be designated by the dealers, underwriters or agents selling the securities or by us if we sell them directly. Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. Ownership by participants of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee. Ownership of beneficial interests by persons other than participants will be shown on the records of participants. The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global security.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or its nominee will be considered, for all purposes under the indenture, the sole owner and holder of the related senior debt securities. Except as described below, owners of beneficial interests in a global security:

•	do not have the securities registered in their names;

•	do not receive physical delivery of any securities in definitive form; and

•	are not considered the owners or holders under the indenture relating to those securities.

We will make payments relating to senior debt securities represented by a global security to the depositary or its nominee as the registered owner of the global security representing those securities. We expect that the depositary or its nominee, upon receipt of any payments relating to a global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts in “street name,” and will be the responsibility of the participants. We will not have any responsibility or liability for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security;

•	maintaining, supervising or reviewing any records relating to any beneficial ownership interests in a global security;

•	any other aspect of the relationship between the depositary and its participants; or

•	the relationship between the participants and the owners of beneficial interests in a global security.

All securities of any series represented by a global security may be exchanged for certificated securities in definitive form if:

•	the depositary notifies us that it is unwilling or unable to continue as depository for the global security and we fail to appoint a successor depositary within 90 days;

•	we decide at any time not to have the securities of that series represented by a global security and so notify the trustee; or

•	an event of default has occurred and is continuing for the senior debt securities of that series and the depositary requests that definitive securities be issued.

In the event of such an exchange, we will issue certificated senior debt securities in authorized denominations and registered in the names directed by the depositary.

Payment and Paying Agents

Unless otherwise indicated in a prospectus supplement, payment of principal of and premium and interest on senior debt securities of that series will be made in the designated currency or currency unit at the office of the paying agent or paying agents as we may designate from time to time. At our option, payment of any interest may instead be made by check mailed to the address of the registered holder appearing in the security register. Unless otherwise indicated in a prospectus supplement, payment of any installment of interest will be made to the person who is the registered holder at the close of business on the applicable regular record date.

Unless otherwise indicated in a prospectus supplement, the corporate trust office of the trustee in the Borough of Manhattan, in New York City will be designated as our paying agent for payments relating to senior debt securities. Any other paying agents in the United States initially designated by us for senior debt securities will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each designated place of payment for each series of senior debt securities.

All moneys we pay to a paying agent for the payment of principal of and any premium or interest on any senior debt security which remain unclaimed at the end of two years after becoming due and payable will, subject to applicable abandoned property laws, be repaid to us, and the holder of that debt security will look only to us for payment.

Notices

Notices to holders of senior debt securities will be given by mail to the addresses appearing in the security register.

The Trustee

The applicable prospectus supplement will specify the trustee under the indenture. The indenture contains limitations on the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on property received on any of those claims, as security or otherwise. The trustee may engage in other transactions, except that, if it acquires any conflicting interest, it must eliminate that conflict or resign.

Governing Law

The indenture and the senior debt securities are governed by and construed under New York law except to the extent that the Trust Indenture Act is applicable.

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES

This section summarizes the general terms of the subordinated debt securities we may offer from time to time. The prospectus supplement relating to any particular subordinated debt securities offered will describe the specific terms of the series of subordinated debt securities, which may be in addition to or different from the general terms summarized in this section.

Subordinated debt securities may be issued from time to time in one or more series under an indenture between us and a trustee that is named in a prospectus supplement. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summary of the provisions of the indenture and the subordinated debt securities is not meant to be a complete description of all their terms and is qualified in its entirety by reference to the indenture.

General

The subordinated debt securities will be unsecured and will rank junior and be subordinate in right of payment to all of our senior indebtedness. The indenture does not limit the amount of subordinated debt securities that may be issued under the indenture, and we may issue subordinated debt securities in one or more series in principal amounts as we authorize from time to time.

Each prospectus supplement will describe the terms of any series of subordinated debt securities that we offer. The terms and provisions of the subordinated debt securities will be substantially similar to the terms and provisions of the senior debt securities summarized above except as described in this section. See “—PROVISIONS APPLICABLE TO SENIOR DEBT SECURITIES” for a summary of those provisions. The subordinated debt securities will not be subject to any sinking fund provision.

Subordination

The payment of the principal of and premium, if any, and interest on the subordinated debt securities is subordinated in right of payment to the prior payment in full of all senior indebtedness, whether now outstanding or incurred in the future. The indenture does not limit the amount of senior indebtedness that we may incur in the future. Upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshaling of assets and liabilities, or any bankruptcy, insolvency, receivership, liquidation, reorganization or similar proceedings, the holders of all senior indebtedness will first be entitled to receive any payment in full of, or satisfactory provision for, all amounts due before the holders of subordinated debt securities will be entitled to receive any payments.

In the event of a default in the payment of principal of, and premium, if any, on any senior indebtedness, no payment may be made on account of the subordinated debt securities until the default has been cured or the senior indebtedness has been paid in full. During the period of a default, other than a payment default, on any senior indebtedness that permits the acceleration of maturity, upon notice from the trustee or holders of that senior indebtedness, no payment may be made on account of the subordinated debt securities until the earlier of 179 days following that notice, the curing of the default or rescission of the notice. Our failure to make any payment when due on the subordinated debt securities after any applicable grace period, including because of a default on senior indebtedness, will constitute a default on the subordinated debt securities and entitle acceleration of their maturity.

The subordination rights of holders of senior indebtedness will not be prejudiced or impaired by any acts or failures to act by us or by any holder of senior indebtedness. In certain circumstances the holders of subordinated debt securities will be subrogated to some of the rights of the holders of senior indebtedness upon payment in full of all senior indebtedness.

By reason of subordination, in the event of our insolvency, the holders of senior indebtedness, as well as our other creditors who are holders of indebtedness that is not subordinated to the senior indebtedness, may recover more, ratably, than the holders of the subordinated debt securities. Holders of senior subordinated debt securities may recover more, ratably, than holders of subordinated debt securities.

The term “senior indebtedness” means all indebtedness described below, including principal, premium, if any, and interest, including interest accruing after the filing of a petition in bankruptcy, whether incurred before, on or after the date of issuance of any subordinated debt securities, unless that indebtedness by its terms provides that it is subordinate in right of payment to or equal with the subordinated debt securities. Senior indebtedness excludes, however, any tax liability and any of our indebtedness to our subsidiaries or affiliates or their subsidiaries.

The term “indebtedness” means all obligations:

•	of ours for borrowed money or the deferred purchase price of property or services, excluding accounts payable or other obligations arising in the ordinary course of business, but including letters of credit, bankers’ acceptances or other similar credit transactions;

•	of ours evidenced by bonds, notes, debentures or similar instruments;

•	of ours under capitalized leases;

•	of other persons of the types referred to above as well as all dividends of other persons, in either case the payment of which is secured by any lien on our assets;

•	under our guarantees of these types of indebtedness;

•	of ours under interest rate swap obligations and foreign currency hedges; and

•	described in the prospectus supplement relating to the series of subordinated debt securities.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement will state the approximate aggregate principal amount of senior indebtedness outstanding as of a recent date.

DESCRIPTION OF PREFERRED STOCK

This section summarizes the general terms of the preferred stock that we may offer. The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the preferred stock and is subject to and qualified in its entirety by reference to all the provisions of our restated certificate of incorporation, the certificate of designation relating to the applicable series of preferred stock and the Delaware General Corporation Law. The certificate of designation will be filed as an exhibit to or incorporated by reference in the registration statement.

Our restated certificate of incorporation authorizes us to issue 25,000,000 shares of preferred stock, par value of $.01 per share. There were no shares of preferred stock outstanding on June 20, 2003. We may issue preferred stock from time to time in one or more classes or series with such rights and preferences, including voting, dividend and conversion rights and other terms, as our board of directors may establish without any further authorization by the stockholders.

The preferred stock that we may offer will be issued in one or more classes or series. The prospectus supplement relating to the particular class or series of preferred stock will describe the specific terms of the class or series, including:

•	the designation and stated value, if any, per share and the number of shares offered;

•	the amount of liquidation preference per share and any priority relative to any other class or series of preferred stock or common stock;

•	the initial public offering price at which shares will be issued;

•	the dividend rate (or method of calculation), the dates on which dividends will be payable and the dates from which dividends will commence to cumulate, if any;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions.

General

The holders of preferred stock will have no preemptive rights. Upon issuance against full payment of the purchase price, the preferred stock will be fully paid and non-assessable. Unless otherwise provided in the prospectus supplement relating to the particular class or series, the preferred stock will have the rights described below.

Dividends

The preferred stock will be preferred over any class or series of common stock as to payment of dividends. Before we can declare, pay or set apart for payment any dividends or distributions, other than dividends or distributions payable in common stock, on the common stock, we will pay dividends to the holders of shares of each class and series of preferred stock entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. For each class or series of preferred stock, the dividends on each share of the class or series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

Liquidation

The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each class and series of preferred stock will be entitled to be paid the amount stated in the applicable prospectus supplement upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock. If upon any liquidation, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, unless otherwise described in a prospectus supplement, our entire remaining net assets will be distributed among the holders of each class and series of preferred stock in amounts proportional to the full amounts to which the holders of each class and series are entitled.

Redemption or Conversion

The shares of any class or series of preferred stock will be redeemable or will be convertible into shares of common stock or any other class or series of preferred stock to the extent described in the prospectus supplement relating to the series.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 250,000,000 shares of common stock, par value $.01 per share. As of June 18, 2003, there were 195,611,474 shares of common stock issued (including 11,902,214 shares held in our treasury).

Our restated certificate of incorporation permits us to issue common stock divided into classes and series, and to designate for each class or series the rights, preferences and restrictions of that class or series, including voting rights and dividend and liquidation preferences. We do not intend to issue common stock in any class or series other than the currently issued common stock. This section summarizes the general terms of our currently issued common stock. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and market price, dividend information and any other relevant information. The summary in this section and in the prospectus supplement does not describe every aspect of the common stock and is subject to and qualified in its entirety by reference to all the provisions of our restated certificate of incorporation and bylaws and the Delaware General Corporation Law.

General

All shares of common stock have equal rights to participate in dividends and, in the event of liquidation, assets available for distribution to stockholders, subject to any preference of the preferred stock. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Voting rights for the election of directors are non-cumulative. Shares of common stock carry no conversion, preemptive or subscription rights and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and non-assessable. We may pay dividends on the common stock when, as and if declared by our board of directors. Dividends may be declared in the discretion of the board of directors from funds legally available, subject to restrictions under agreements related to our indebtedness.

The outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol “XTO.” The transfer agent, registrar and dividend disbursement agent for the common stock is Mellon Investor Services LLC.

Preferred Share Purchase Rights

Each share of common stock will be issued with one preferred share purchase right until the earliest of the time the rights become exercisable, expire or are redeemed. In general, after the rights become exercisable, each right entitles the holder to purchase at a specified exercise price one one-thousandth of a share of Series A Junior Participating Preferred Stock. Initially the rights will not be exercisable and will trade with, and will not be separable from, the common stock. The rights will only become exercisable after the earlier to occur of

(a) 10 days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (b) 10 business days (or a later date as determined by our board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock.

If any person or group were to acquire beneficial ownership of 15% or more of the outstanding common stock, each right would entitle its holder, other than the acquiring person whose rights would become void, to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock having a market value on the date of that 15% acquisition of twice the exercise price of the right. If, after any person or group acquired beneficial ownership of 15% or more of the outstanding common stock, XTO Energy were acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power were sold, proper provision would be made so that each right would entitle its holder, other than the acquiring person whose rights would become void, to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the right.

Our board of directors may at its option, at any time after a 15% acquisition but prior to the acquisition of more than 50% of the outstanding common stock, exchange all or part of the then outstanding and exercisable rights, other than those held by the acquiring person whose rights would become void, for common stock or preferred stock. The exchange rate per right would be one share of common stock or an amount of preferred stock having a market value equal to one share of common stock. The board of directors may, at any time prior to a 15% acquisition, redeem all, but not part, of the rights at a redemption price of $.01 per right, effective at the time, on the basis and with whatever conditions the board of directors may establish.

Until the rights are no longer redeemable, we may amend the rights in any manner other than to change the redemption price. After the rights are no longer redeemable, we may amend the rights in any manner that does not adversely affect the holders of the rights. The rights will expire on August 25, 2008.

The foregoing summary of the rights is not complete and is subject to the more complete description in our Registration Statement on Form 8-A, filed (under our previous name, Cross Timbers Oil Company) with the Securities and Exchange Commission on September 8, 1998, and to the Rights Agreement, dated as of August 25, 1998, between us and ChaseMellon Shareholders Services, LLC, predecessor to Mellon Investor Services LLC, as rights agent.

Matters Which May Inhibit a Change of Control

Our bylaws provide for a classified board of directors divided into three classes with each director serving a three-year term. The classified board provision and the preferred share purchase rights described above may have the effect of discouraging take-over attempts and could delay or prevent a change of control of XTO Energy.

DESCRIPTION OF WARRANTS

The following is a description of the general terms and provisions of the warrants. The particular terms of any series of warrants will be described in a prospectus supplement. If so indicated in a prospectus supplement, the terms of that series may differ from the terms set forth below.

General

We may issue warrants to purchase debt securities, preferred stock or common stock. Warrants may be issued independently or together with any debt securities, preferred stock or common stock and may be attached to or separate from the debt securities, preferred stock or common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

You should review the applicable prospectus supplement for the specific terms of any warrants that may be offered including the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, aggregate principal amount, denominations and terms of the debt securities purchasable upon exercise of a warrant to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

•	the designation, stated value, terms (including liquidation, dividend, conversion and voting rights), number of shares and purchase price per share of the class or series of preferred stock purchasable upon the exercise of warrants to purchase shares of preferred stock;

•	the number of shares and the purchase price per share of common stock purchasable upon the exercise of warrants to purchase shares of common stock;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	if applicable, the minimum or maximum number of warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of material United States federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

We may sell debt securities, common stock, preferred stock and warrants in one or more of the following ways from time to time:

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

The offered securities may be distributed periodically in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

In connection with the sale of securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters or agents may sell securities to or through dealers. Those dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

The prospectus supplement will describe the terms of the offering of the securities, including:

•	the purchase price of the securities and the sales proceeds to us;

•	the name or names of any underwriters or agents;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If one or more underwriters are used in the offer and sale of securities, we will execute an underwriting agreement with the underwriters at the time of sale of the securities to the underwriters, and we will provide in the prospectus supplement the names of the underwriters and the principal terms of the underwriting agreement.

Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters and agents may be entitled under agreements entered into with us to indemnification and contribution by us for certain civil liabilities, including liabilities under the Securities Act.

Underwriters and agents and/or their affiliates may engage in transactions with or perform services for us and our affiliates in the ordinary course of business.

Except for our common stock, which is listed on the New York Stock Exchange, each offering of securities will be a new issue of securities and will have no established trading market. Any common stock sold will be listed on the New York Stock Exchange subject to official notice of issuance. Other securities may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

VALIDITY OF OFFERED SECURITIES

The validity of the offered securities will be passed upon for us by Kelly, Hart & Hallman, P.C., Fort Worth, Texas, and for the underwriters or agents, if any, by a firm named in the prospectus supplement relating to the particular security.

EXPERTS

Our consolidated financial statements as of December 31, 2002, and for the year then ended have been incorporated by reference in this prospectus and the registration statement of which it is a part in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001, incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports relating to those financial statements, and are incorporated herein in reliance upon the authority of that firm as experts in accounting and auditing. Subsequent to Arthur Andersen’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC, and has liquidated its business. As a result, it is impossible to obtain Arthur Andersen’s consent to the incorporation by reference of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their reports in this prospectus, you would not be able to recover against Arthur Andersen for its liability under Section 11 of the Securities Act in the event of any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of said firm as experts regarding the matters contained in their report.

19,500,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

May     , 2004

LEHMAN BROTHERS

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

DEUTSCHE BANK SECURITIES

JPMORGAN

UBS INVESTMENT BANK

A.G. EDWARDS

FRIEDMAN BILLINGS RAMSEY

HIBERNIA SOUTHCOAST CAPITAL

KEYBANC CAPITAL MARKETS

MORGAN KEEGAN & COMPANY, INC.

PETRIE PARKMAN & CO.

RAYMOND JAMES

RBC CAPITAL MARKETS

SIMMONS & COMPANY INTERNATIONAL